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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULES 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

April 26, 2005

Commission File Number: 000-26840

Telewest Communications plc

(Translation of registrant's name into English)

Export House, Cawsey Way, Woking, Surrey, United Kingdom GU21 6QX
 (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):        .

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):        .

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82            .

EXHIBIT INDEX

Exhibit
99.1	Telewest Communications plc—Shareholders' Circular and Notice of Extraordinary General Meeting.
99.2	Telewest Communications plc—Form of Proxy.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TELEWEST COMMUNICATIONS PLC.
Dated: April 26, 2005	By:	/s/ CLIVE BURNS
	Name:	Clive Burns
	Title:	Company Secretary

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EXHIBIT INDEX
SIGNATURES